As filed with the Securities and Exchange Commission on April 3, 2003 Reg. No. ___________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Energy Visions Inc.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer identification No.)

43 Fairmeadow Avenue
Toronto, Ontario, Canada
M2P 1W8
(416) 733-2736
(Address of principal executive offices)

ADVISORY AND CONSULTING AGREEMENTS
(Full title of plan)

Wayne Hartford
President and CEO
Energy Visions Inc.
43 Fairmeadow Avenue
Toronto, Ontario, Canada
M2P 1W8
(Name and address of agent for service)
(416) 733-2736
(Telephone number, including area code of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	**Amount to be Registered**	**Proposed maximum offering price per share**	**Proposed maximum Aggregate offering Price**	**Amount of Registration fee**
Common Stock (.0001 par value)	300,000	.10	$30,000	$2.43

(1) Represents 300,000 shares of EGYV Common Stock to be issued to a previous senior employee and officer for services rendered as a consultant.
(2) Estimated solely for the purpose of determining the amount of registration fee and pursuant to Rules 457(c) and 457(h) of the General Rules and Regulations under the Securities Act of 1993.

PART I

INFORMATION REQUIRED IN THIS SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

Purposes:

The Common Stock will be issued by the Company pursuant to an agreement entered into between the former employee and the Company and approved by the Board of Directors of the Company (the "Board of Directors"). The agreement is intended to provide a method whereby the Company may be stimulated by the continued involvement of a previous senior employee and officer as a consultant to the Company thereby retaining his experience of the affairs of the Company and advancing the interests of the Company, and all of its shareholders.

Common Stock:

The Board has authorized the issuance of a total of 300,000 EGYV treasury common shares of the Company to the Consultant upon effectiveness of the registration statement respecting services as a consultant.

Consultant:

The Consultant has agreed to provide his expertise and advice to the Company on a non-exclusive basis for the purpose of generally representing the Company with respect to certain business matters.

No Restrictions on Transfer

Upon the shares becoming "Earned" pursuant to the terms of Consultant's engagement agreement, the Consultant will become the record and beneficial owner of the shares of Common Stock upon issuance and delivery and is entitled to all of the rights of ownership, including the right to vote any shares awarded and to receive ordinary cash dividends on the Common Stock.

Tax Treatment to the Consultant

The Common Stock is not qualified under Section 401(a) of the Internal Revenue Code. The Consultant, therefore, will be deemed for federal income tax purposes to recognize ordinary income during the taxable year in which the first of the following events occurs: (a) the shares become freely transferable, or (b) the shares cease to be subject to a substantial risk of forfeiture. Accordingly, the Consultant will receive compensation taxable at ordinary rates equal to the fair market value of the shares on the date of receipt since there will be no substantial risk of forfeiture or other restrictions on transfer. If, however, the Consultant receives shares of common stock pursuant to the exercises of an option or options at an exercise price below the fair market value of the shares on the date of exercise, the difference between the exercise price and the fair market value of the stock on the date of exercise will be deemed ordinary income for federal tax purposes. The Consultant is urged to consult his tax advisor on this matter. Further, if any recipient is an "affiliate", Section 16(b) of the Exchange Act is applicable and will affect the issue of taxation.

Tax Treatment to the Company

The amount of income recognized by any recipient hereunder in accordance with the foregoing discussion will be an expense deductible by the Company for federal income tax purposes in the taxable year of the Company during which the recipient recognizes income.

Restrictions of Re-sales

In the event that an affiliate of the Company acquires shares of Common Stock hereunder, the affiliate will be subject to Section 16(b) of the Exchange Act. Further, in the event that any affiliate acquiring shares hereunder has sold or sells any shares of Common Stock in the six months preceding or following the receipt of shares hereunder, any so called "profit", as computed under Section 16(b) of the Exchange Act, would be required to be disgorged from the recipient to the Company. Services rendered have been recognized as valid consideration for the "purchase" of shares in connection with the "profit" computation under Section 16(b) of the Exchange Act. The Company has agreed that for the purpose of any "profit" computation under 16(b) the price paid for the Common Stock issued to affiliates is equal to the value of services rendered. Shares of Common Stock acquired hereunder by persons other than affiliates are not subject to Section 16(b) of the Exchange Act.

Item 2.   Registrant Information and Employee Plan Annual Information

A copy of any document or part hereof incorporated by reference in this Registration Statement but not delivered with this Prospectus or any document required to be delivered pursuant to Rule 428(b) under the Securities Act will be furnished without charge upon written or oral request. Requests should be addressed to: 43 Fairmeadow Avenue, Toronto, Ontario, M2P 1W8, Canada. Questions may be directed to the Company via telephone at (416) 733-2736.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents filed by Energy Visions Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") are incorporated by reference herein:

(a) the Company's annual report on Form 10-KSB for the fiscal year ended September 30, 2002, filed January 14, 2003, file number 000-30285.

(b) the Company's Form 10-QSB for the quarter ended December 31, 2002 filed February 14, 2003 , file number 000-30285.

(c) any document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all shares of common Stock registered hereunder have been sold or that deregisters all such shares of common stock then remaining unsold, such documents being deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

Not Applicable.

Item 6. Indemnification of Directors and Officers

The Company's indemnification policy covering officers and directors, as contained in the by-laws, provides that the Company may indemnify its officers or directors for costs reasonably incurred in connection with civil, criminal, administrative and investigative proceedings. The Company has purchased indemnification insurance for officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8.   Exhibits

The following documents are attached to and filed as part of this Form S-8:

Exhibit 10.1	Advisory and Consulting Agreement
Exhibit 23.1	Consent of Goldstein Golub Kessler LLP

Item 9. Undertakings

(a)   The undersigned registrant hereby undertakes::

(1)   To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the securities Act 1933:

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement:

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; *provided, however*, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15 (d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by mean of a post-effective amendment any of the securities being registered hereunder that remain unsold at the termination of the offering.

(b)   The undersigned Company hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the company's annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the above-described provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada, on April 2, 2003.

Energy Visions Inc.

By /s/ D. Wayne Hartford

Wayne Hartford, President & CEO

Exhibit 10.1   **Advisory and Consulting Agreement**

<u>Number of Shares and Options</u>

300,000 EGYV common shares

<u>CONSULTING AGREEMENT</u>

This Consulting Agreement ("Agreement") is to be effective as of the 1st day of October, 2002, by and between Energy Visions Inc., ("Company"), with offices located at 43 Fairmeadow Ave., Toronto, Ontario, M2P 1W8, Canada, and Mr. Stephen J. Yovetich ("Consultant"), an individual residing at 9369 Olympic Blvd., Beverly Hills, CA, 90212, U.S.A.

For the purposes of this Agreement, either of the above shall be referred to as a "Party" and collectively as the "Parties".

The Parties hereby agree as follows:

1. **APPOINTMENT OF STEPHEN J. YOVETICH.** Company hereby appoints Stephen J. Yovetich as Consultant and Consultant hereby agrees to render services to Company as a Marketing and Sales Representative.

2. **SERVICES.** During the term of this Agreement, Consultant shall provide advice to, undertake for, and consult with the Company concerning management of sales and marketing resources, consulting, strategic planning, corporate organization and structure, financial matters in connection with the operation of the businesses of the Company, expansion of services, acquisitions and business opportunities, and shall review and advise the Company regarding its and his overall progress, needs, and condition. Consultant agrees to provide on a timely basis the following enumerated services plus any additional services contemplated thereby:

    (a) The implementation of short-range and long-term strategic planning to fully develop and   enhance the Company's assets, resources, products, and services;

    (b) The implementation of a marketing program to enable the Company to broaden the markets for its services and promote the image of the Company and its products and services;

    (c) Advise the Company relative to the recruitment and employment of key executives consistent with the expansion of operations of the Company.

    (d) The identification, evaluation, structuring, negotiating, and closing of joint ventures, strategic alliances, business acquisitions, and advise with regard to the ongoing managing and operating of such acquisitions upon consummation thereof; and

    (e) Advice and recommendations regarding corporate financing including the structures, terms, and content of bank loans, institutional loans, private debt funding.

3. **TERM.**   The term ("Term") of this Consulting Agreement shall be for a period of seven (7) months commencing September 1, 2002 and ending March 31, 2003.

4. **COMPENSATION.** See Attachment "A". The Consultant will be paid in freely trading shares of the Company through an S8 exemption, subject to the approval by applicable regulatory authorities, including the Securities and Exchange Commission.

5. **CONFIDENTIALITY.** Consultant will not disclose to any other person, firm or corporation, nor use for its own benefit, during or after the Term of this Consulting Agreement, any trade secrets or other information designated as confidential by Company which is acquired by Consultant in the course of performing services hereunder. Any financial advice rendered by Consultant pursuant to this Consulting Agreement may not be disclosed in any manner without the prior written approval of Company.

6. **INDEMNIFCATION.** Company, its agents or assigns hereby agree to indemnify and hold Consultant harmless from and against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorney's fees, collectively the "Liabilities"), joint and several, arising from the performance of this Consulting Agreement, whether or not Consultant is party to such dispute. This indemnity shall not apply, however, and Consultant shall indemnify and hold Company, its affiliates, control persons, officers, employees and agents harmless from and against all liabilities, where a court of competent jurisdiction has made a final determination that Consultant engaged in gross recklessness and willful misconduct in the performance of its services hereunder.

7. **INDEPENDENT CONTRACTOR.** Consultant and Company hereby acknowledge that Consultant is an independent contractor. Consultant shall not hold itself out as, nor shall it take any action from which others might infer that it is an agent of or a joint venture of Company.

8. **MISCELLANEOUS.** This Consulting Agreement sets forth the entire understanding of the Parties elating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the Parties. This Consulting Agreement is non-exclusive and cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all Parties. This Consulting Agreement shall be governed by the laws of the Province of Ontario without reference to the conflict of law principles thereof. In the event of any dispute as to the Terms of this Consulting Agreement, the prevailing Party in any litigation shall be entitled to reasonable attorney's fees.

9. **NOTICES.** Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon personal delivery or seven business days after deposit in the Canadian or United States Postal Services, by (a) advance copy by fax, (b) mailing by express courier or registered or certified mail with postage and fees prepaid, addressed to each of the other Parties thereunto entitled at the following addresses, or at such other addresses as a Party may designate by ten days advance written notice to each of the other Parties at the addresses above and to the attention of the persons that have signed below.

TO Consultant:

Mr. Stephen J. Yovetich,
9369 Olympic Blvd.,
Beverly Hills, CA,
90212, U.S.A.

Facsimile: 310 775-2524
Email: steve@primesport.com

TO Energy Visions Inc.:

Energy Visions Inc.
43 Fairmeadow Avenue
North York, Ontario
M2P 1W8

Attention: D. Wayne Hartford
Facsimile: (416) 733-8407
Email: energyvi@istar.ca

Please confirm that the foregoing sets forth our understanding by signing the enclosed copy of this Consulting Agreement where provided and returning it to me at your earliest convenience.

All Parties signing below do so with full authority:

Party Receiving Services: **Party Providing Services:**

Energy Visions Inc.   **Stephen J. Yovetich, an individual**

_____   _____
Wayne Hartford, CEO   Stephen J. Yovetich, an individual

Payment for services:

    a.   For the services rendered and performed by Consultant during the term of this Agreement, Company shall, upon acceptance of this Agreement pay to Stephen J. Yovetich three hundred thousand (300,000) free-trading EGYV common shares of Energy Visions Inc in respect of services valued at U.S. $30,000.

    b.   In the event of disposition Stephen J. Yovetich will communicate directly with the Company and will not engage in any selling that could prove detrimental to the market capitalization of the Company.

Accepted with full authority:

Energy Visions Inc.

By: _____
    Wayne Hartford, CEO

Date: _____

Exhibit 23.1 - Consent of Goldstein Golub Kessler LLP

<u>AUDITOR'S CONSENT</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated December 3, 2002 on the financial statements of Energy Visions Inc. and Subsidiaries as of September 30, 2002 and 2001 which appears in Energy Visions Inc. Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002. We also consent to the reference to our firm under the caption "Experts" in such Registration Statement

Goldstein Golub Kessler LLP
New York, New York 10036-2602
April 3, 2003